Instructions to Members of Schedule 13D Shareholders Group
                       of Novametrix Medical Systems, Inc.
                          Regarding Proxy Solicitation


     The following constitutes instructions regarding solicitation of proxies from shareholders of Novametrix Medical Systems, Inc.

     1. Before any solicitation of a shareholder -- whether by mail, phone, telecopy, in person or otherwise -- is done, please provide to the shareholder the definitive proxy statement, a true copy of which is attached.

     2. You may determine if a person is a shareholder of Novametrix. In such conversation determine if such person owns the shares of Novametrix in street name (that is to say, does the person have its stockbroker or investment advisor hold stock for his or her benefit) or in his or her own name.

     3. If the stock is held in street name, determine the name of the person's broker or advisor together with the broker's or advisor's address and forward to Brann & Isaacson, c/o Marilyn, telefax number (207) 783-9325.

     4.  You may also provide, or read from, the enclosed memo from the
Schedule 13D Group to shareholders.

     5.  You may also read from the form of proxy card, which is attached.

     6. You should limit your comments regarding the proposals to the contents of the written materials provided with these instructions.

     7. The shareholder may give you the proxy card, in person or by mail, if shares are not in street name. If shares are in street name, the proxy card should be given to the person's broker or advisor.

     8. If there are any questions, please contact Irving Isaacson, Esq. or Martin Eisenstein, Esq. at 786-3566.







THESE INSTRUCTIONS FIRST RELEASED TO INDIVIDUAL
MAKING SOLICITATION ON JULY 19, 1996